FIRST AMENDMENT TO CREDIT AGREEMENT

THIS AMENDMENT TO CREDIT AGREEMENT (this "Amendment") is entered into as of April 1, 2012, by and between S&W SEED COMPANY, a Nevada corporation ("Borrower"), and WELLS FARGO BANK, NATIONAL ASSOCIATION ("Bank").

RECITALS

WHEREAS, Borrower is currently indebted to Bank pursuant to the terms and conditions of that certain Credit Agreement between Borrower and Bank dated as of April 1, 2011, as amended from time to time ("Credit Agreement").

WHEREAS, Bank and Borrower have agreed to certain changes in the terms and conditions set forth in the Credit Agreement and have agreed to amend the Credit Agreement to reflect said changes.

NOW, THEREFORE, for valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree that the Credit Agreement shall be amended as follows:

1. Section 1.1 (a) is hereby amended (a) by deleting "April 1, 2012" as the last day on which Bank will make advances under the Line of Credit, and by substituting for said date "April 1, 2014," and (b) by deleting "Five Million Dollars ($5,000,000.00)" as the maximum principal amount available under the Line of Credit, and by substituting for said amount "Seven Million Five Hundred Thousand Dollars ($7,500,000.00)," with such changes to be effective upon the execution and delivery to Bank of a promissory note dated as of April 1, 2012 (which promissory note shall replace and be deemed the Line of Credit Note defined in and made pursuant to the Credit Agreement) and all other contracts, instruments and documents required by Bank to evidence such change.

2. Section 2.1 is hereby deleted in its entirety, and the following substituted therefor:

>   "SECTION 2.1.   LEGAL STATUS. Borrower is a corporation, duly organized and existing and in good standing under the laws of Nevada, and is qualified or licensed to do business (and is in good standing as a foreign corporation, if applicable) in all jurisdictions in which such qualification or licensing is required or in which the failure to so qualify or to be so licensed could have a material adverse effect on Borrower."

3. Section 4.3. (c) is hereby deleted in its entirety, and the following substituted therefor:

>   "(c)   not later than 50 days after October 31, a balance sheet of Borrower, prepared by Borrower;

>   (d) from time to time such other information as Bank may reasonably request."

4. Section 5.3 is hereby deleted in its entirety, and the following substituted therefor:

"SECTION 5.3   LEASE EXPENDITURES. Incur operating lease expense in any fiscal year in excess of an aggregate of $1,000,000.00."

5. Section 5.5 is hereby deleted in its entirety, and the following substituted therefor:

"SECTION 5.5. MERGER, CONSOLIDATION, TRANSFER OF ASSETS. Merge into or consolidate with any other entity; make any substantial change in the nature of Borrower's business as conducted as of the date hereof; acquire all or substantially all of the assets of any other entity; nor sell, lease, transfer or otherwise dispose of all or a substantial or material portion of Borrower's assets, except in the ordinary course of its business."

6. Except as specifically provided herein, all terms and conditions of the Credit Agreement remain in full force and effect, without waiver or modification. All terms defined in the Credit Agreement shall have the same meaning when used in this Amendment. This Amendment and the Credit Agreement shall be read together, as one document.

7. Borrower hereby remakes all representations and warranties contained in the Credit Agreement and reaffirms all covenants set forth therein. Borrower further certifies that as of the date of this Amendment there exists no Event of Default as defined in the Credit Agreement, nor any condition, act or event which with the giving of notice or the passage of time or both would constitute any such Event of Default.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the day and year first written above.

	WELLS FARGO BANK
S&W SEED COMPANY	NATIONAL ASSOCIATION
By: /s/ Matthew K. Szot	By: /s/ Rodney J. Krouskup
Matthew K. Szot,	Rodney J. Krouskup,
Senior Vice President,	Relationship Manager
Chief Financial Officer	